                                                                    EXHIBIT (23)
KPMG Peat Marwick LLP
Certified Public Accountants
One Jericho Plaza
Jericho, NY 11753


                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
NAI Technologies, Inc.:


We consent to incorporation by reference in the Registration Statements (Nos. 33-85957, 33-24073, 33-46868, 33-57324, 33-66666 and 33-66664) on Form S-8 of
NAI Technologies, Inc. of our report dated April 13, 1995, relating to the consolidated balance sheets of NAI Technologies, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations, shareholders' equity and cash flows and related schedule for each of the years in the three-year period ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 10-K of NAI Technologies, Inc. and subsidiaries.

As discussed in Note 10 to the Company's consolidated financial statements, the Company was not in compliance with its bank debt covenants at December 31, 1994. Accordingly, on April 12, 1995, the Company entered into a new secured revolving credit agreement with its lenders. The new secured revolving credit agreement expires in early 1996 at which time the Company will be required to repay all outstanding amounts due. The Company is considering several alternatives to meet this requirement, including the sale of common or preferred stock, issuance of convertible debt, a business combination, the sale of all or a portion of the Company or borrowing from other institutions.

                                                      KPMG PEAT MARWICK LLP

Jericho, New York
April 13, 1995